UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August, 2026

Commission File Number 000-56699

THE ROYALAND COMPANY LTD.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On August 18, 2026, the Company issued the press release annexed hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release Dated August 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The RoyaLand Company Ltd.

Date: August 18, 2026	By:	/s/ Emanuele Filiberto di Savoia
	Name:	Emanuele Filiberto di Savoia
	Title:	Chief Executive Officer

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